United States securities and exchange commission logo





                           December 1, 2020

       Jitse Groen
       Chief Executive Officer
       Just Eat Takeaway.com N.V.
       Oosterdoksstraat 80
       1011 DK Amsterdam
       The Netherlands

                                                        Re: Just Eat
Takeaway.com N.V.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted November
2, 2020
                                                            CIK No. 0001792627

       Dear Mr. Groen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted November 2, 2020

       Presentation of Financial and Other Information, page viii

   1. We note from page 50 of the GrubHub Group's audited consolidated financial statements, which are incorporated
by reference, that GrubHub has determined managed delivery
                                                        services to be
recognized on a gross basis. Please provide the analysis performed by
                                                        GrubHub in determining
GrubHub to be the principal in providing delivery services. In your response, please
provide us GrubHub   s consideration of the guidance in ASC 606-
                                                        10-55-36 through 55-40.
 Jitse Groen
FirstName  LastNameJitse  Groen
Just Eat Takeaway.com   N.V.
Comapany1,
December    NameJust
              2020 Eat Takeaway.com N.V.
December
Page  2    1, 2020 Page 2
FirstName LastName
Summary
The Companies
Just Eat Takeaway.com N.V., page 16

2. Please briefly describe the implications of being a "premium listing" on the LSE and briefly define the "FCA's Official List."
GrubHub Inc., page 17

3. Please disclose the measure by which GrubHub is a "leading" platform, including the market in which GrubHub is leading. Please also briefly define "core-based statistical areas."
Interests of Certain Grubhub Directors and Executive Officers in the Transaction, page 21

4. We note your disclosure that the supplement to your remuneration package was "not approved by Just Eat Takeaway.com Shareholders at the Extraordinary General Meeting
         held on 7 October 2020." Please amend your filing to clarify whether the approval of this supplement is a condition to the closing of the transaction, and the consequences of shareholders not approving this supplement, if any.
Risk Factors
Risks Relating to the Transaction
"Grubhub may waive one or more conditions to the Transaction . . .", page 38

5.       We note your disclosure that "[c]ertain conditions to Grubhub   s
obligations to complete
         the Transaction may be waived, in whole or in part, either unilaterally or by agreement of
         Just Eat Takeaway.com and Grubhub (in each case, to the extent legally permissible)."
         Please briefly describe the certain conditions that may be waived without shareholder approval, and disclose how you will inform investors of the waiver of these conditions, if material.
Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group
"Compromised security measures and performance failures . . .", page 43

6. We note your disclosure that "the Just Eat Takeaway.com Group experienced a potentially coordinated series of severe DDoS attacks in March 2020 affecting several hundred thousand orders." Please briefly describe the consequences of the DDoS attacks, including, if applicable, any losses incurred by Just Eat Takeaway.com Group to remediate the several hundred thousand orders affected by the attacks, and the specific steps taken to remedy the impact on those orders.
 Jitse Groen
FirstName  LastNameJitse  Groen
Just Eat Takeaway.com   N.V.
Comapany1,
December    NameJust
              2020 Eat Takeaway.com N.V.
December
Page  3    1, 2020 Page 3
FirstName LastName
"The Just Eat Takeaway.com Group's and the GrubHub Group's operations . . .", page 53

7. This risk factor discusses numerous regulatory risks, which are discussed in varying levels of detail and apply to different aspects of the businesses. Please revise to give separate and specific, as needed, prominence to the regulatory risks you discuss here, so that readers can appreciate the different risks you face.
"The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group
 s financial
position . . .", page 57

8. Please disclose whether you have referred your tax case to arbitration, and, if so, when you expect a final determination on your case. If you have not yet referred your case, please disclose that you have not done so, why you have not done so, and when you expect to do so.
Risks Relating to the Just Eat Takeaway.com Group   s, the Grubhub Group   s
and, following
Completion, the Enlarged Group   s Capital Structure
"The intended delisting of the Just Eat Takeaway.com Shares . . .", page 59

9. We note your disclosure that "[s]hould a delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam occur, Just Eat Takeaway.com will take such action as may be necessary to ensure compliance with the terms and conditions of the Convertible Bonds
         2019." Please briefly describe the action(s) necessary to ensure compliance, and whether you have taken any of such actions to date.
Risks Relating to the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com
ADSs
"Just Eat Takeaway.com has identified material weaknesses . . .", page 63

10. We note your disclosure that "Just Eat Takeaway.com is in the process of implementing measures designed to improve its internal control over financial reporting and remediate the control deficiencies that led to these material weaknesses." Please briefly describe these measures.
"Holders of New Just Eat Takeaway.com ADSs will have limited recourse . . .", page 65

11. You disclose that "neither Just Eat Takeaway.com nor the depositary bank has any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any of New Just Eat Takeaway.com Shares or New Just Eat Takeaway.com ADSs,
         which in its opinion may involve it in expense or liability, unless it is indemnified to its satisfaction." Please disclose the extent to which this limitation on liability applies to claims under U.S. federal securities laws.
 Jitse Groen
FirstName  LastNameJitse  Groen
Just Eat Takeaway.com   N.V.
Comapany1,
December    NameJust
              2020 Eat Takeaway.com N.V.
December
Page  4    1, 2020 Page 4
FirstName LastName
Risks Relating to the GrubHub Group, page 66

12. We note the disclosure on page 11 of Grubhub Inc.'s 10-Q for the period ended September
         30, 2020 that "In January 2020, California State Assembly Bill 5 ('AB5') went into effect, which codifies a test to determine whether a worker is an employee or independent contractor under California law." It appears that, since the filing of the 10-Q, California voters have approved a ballot measure to exempt certain delivery companies from reclassifying delivery drivers as employees, rather than independent contractors. Given your disclosure on page 167 that "[t]he Just Eat Takeaway.com Group . .. . anticipates that, following Completion, the independent contractor model, where independent contractors are engaged directly as delivery drivers, will be the primary model used in the United
         States," please amend your filing to provide risk factor disclosure related to the impact of the passage of this ballot measure in California on the business of Grubhub and the
         Enlarged Group, if material.
13. We note the disclosure on page 12 of Grubhub Inc.'s 10-K for the fiscal year ended
         December 31, 2019, that "we have experienced interruptions in our service in the past due to software and hardware issues as well as denial-of-service and other cyber-attacks." In an appropriate place in your filing, please briefly describe the circumstances of these past interruptions, denial-of-service, and other cyber-attacks.
GrubHub Proposal I: Adoption of the Merger Agreement
Background of the Merger, page 67

14. Please amend your disclosure to clarify when and why GrubHub determined not to proceed with negotiations with company A.
Opinion of Grubhub's Financial Advisor, page 84

15. Disclose the estimated synergies of the transaction, as used in certain of the analyses disclosed in this section.
Certain Unaudited Prospective Financial Information Prepared by Grubhub, page
91

16. Please amend your disclosure to briefly describe the significant assumptions underlying the Grubhub and the counterparty financial projections.
17. Explain why the adjusted net revenue for the counterparty is reflected as "N/A" for
         2026E-2029E.
Just Eat Takeaway.com Supervisory Board and Just Eat Takeaway.com Management
Board
Following the Transaction, page 94

18. You disclose that "Grubhub has selected Matthew Maloney to be the Grubhub
         Management Board nominee and Lloyd Frink and David Fisher to be the Grubhub
         Supervisory Board nominees." Please file the consents of each director nominee as an
 Jitse Groen
Just Eat Takeaway.com N.V.
December 1, 2020
Page 5
         exhibit to your proxy/registration statement. See Rule 438 of the Securities Act.
Material U.S. Federal Income Tax Consequences, page 96

19. We note your disclosure that "the Transaction is expected to qualify as a tax-free reorganization under Section 368(a) of the Code," and your disclosure on page 23 that you
         "intend the Transaction to be treated as a tax-free reorganization under Section 368(a) of the Code" (emphasis added). Please revise your disclosure to provide a firm opinion of counsel regarding treatment of the transaction under Section 368(a). Please also remove language stating that it is "intended that," "expected that," or "generally," certain material tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19 for
         guidance. Please make similar changes throughout your prospectus, including to your
         Questions and Answers and Summary.
Treatment of Grubhub Equity Awards, page 109

20. You disclose that "Just Eat Takeaway.com may substitute Just Eat Takeaway.com Shares for New Just Eat Takeaway.com ADSs as the security underlying the assumed options or assumed RSUs." Please clarify the circumstances under which Just Eat Takeaway.com may substitute the security underlying the assumed options or assumed RSUs.
Certain Effects of the Merger, page 117

21.      We note your disclosure that "[u]pon Just Eat Takeaway.com   s
reasonable determination
         Just Eat Takeaway.com may, or upon Grubhub   s reasonable request to
the extent
         reasonably practicable Just Eat Takeaway.com will, permit (but not obligate) Grubhub
         Stockholders to elect to receive a number of Just Eat Takeaway.com Shares (or Just Eat
         Takeaway.com CDIs) equal to the exchange ratio for each outstanding Grubhub Share in lieu of New Just Eat Takeaway.com ADSs issuable as the merger consideration." Please amend your disclosure to define "reasonable determination" and "reasonable request," to give shareholders context as to under what circumstances they may receive Just Eat
         Takeaway.com Shares or CDIs rather than ADSs.
Governing Law, page 160

22. We note your disclosure that "Just Eat Takeaway.com and Grubhub have submitted to the exclusive jurisdiction of the Delaware Court of Chancery or, to the extent that court declines to accept jurisdiction over a particular matter, any federal court located in
       Delaware, in the event any dispute arises out of the Merger Agreement or the transactions contemplated by the Merger Agreement." Please amend your disclosure to clarify
FirstName LastNameJitse Groen
       whether and to what extent this provision is intended to apply to claims arising under the
Comapany
       U.S.NameJust    Eat Takeaway.com
             federal securities            N.V.
                                laws. Provide related risk factor disclosure,
and disclosure related
       to the
December   1, enforceability
              2020 Page 5 of the provision.
FirstName LastName
 Jitse Groen
FirstName  LastNameJitse  Groen
Just Eat Takeaway.com   N.V.
Comapany1,
December    NameJust
              2020 Eat Takeaway.com N.V.
December
Page  6    1, 2020 Page 6
FirstName LastName
Business of the Just Eat Takeaway.com Group, page 162

23. Please amend your disclosure to define "full-time employee equivalents."
History, Development, and Highlights
Continued Growth Through Material Acquisitions, page 163

24.      You disclose that "[f]ollowing the lifting of the CMA   s hold
separate order regarding the
         Just Eat Acquisition on 15 April 2020, the Just Eat Takeaway.com Group has made substantial progress with the integration of the Just Eat Group business." Please clarify what is meant by "substantial progress," including a discussion of the additional steps needed to fully integrate the Just Eat Acquisition and when you expect the acquisition to be fully integrated. Further, please disclose whether you expect the Just Eat Acquisition to be fully integrated prior to the closing of the merger with Grubhub Group, and if not, the impact on the Enlarged Group, if any, of attempting to integrate two acquisitions at the same time.
Delivery Fee Revenue, page 168

25. You disclose that "[t]he Delivery fee charged per Delivery Order varies depending on the market and also dynamically within markets based on a variety of operational and strategic drivers." Please briefly describe these operational drivers and strategic drivers, and clarify how these drivers influence the delivery fee per order. Legal and Administrative Proceedings
EU State Aid, page 173

26. Please amend your disclosure to briefly describe the Group Financing Exemption, and why and how you may be impacted by the final outcome of the relevant investigation.
Delivery Hero Arbitration, page 174

27. Please briefly describe the actions taken by Delivery Hero that caused it to violate its
         "standstill undertaking." In this regard, we note your disclosure on page 179 describing the standstill provisions of the agreement with Delivery Hero, but it is unclear how
         Delivery Hero failed to comply with these provisions.
Regulatory
Payment Services, page 175

28. We note your disclosures that "[a]ll Online Payments for food in all EEA countries other than Bulgaria and Romania in which the Just Eat Takeaway.com Group has historically operated prior to the Just Eat Acquisition are facilitated by Takeaway.com Payments B.V., a Dutch incorporated 100% subsidiary of Just Eat Takeaway.com;" and " [w[hen a
         consumer places an Order via the Just Eat Takeaway.com Group   s
platform, payments are
         processed by Adyen N.V. and other acquirers." Please clarify how payments are
 Jitse Groen
FirstName  LastNameJitse  Groen
Just Eat Takeaway.com   N.V.
Comapany1,
December    NameJust
              2020 Eat Takeaway.com N.V.
December
Page  7    1, 2020 Page 7
FirstName LastName
         processed on your platform, including the relationship between Takeaway.com Payments
         B.V. and Adyen N.V. in the payment process.
Convertible Bonds 2019
Convertible Bonds 2020, page 180

29. You disclose that the conversion price of both the 2019 and 2020 convertible bonds will be adjusted upon the occurrence of a change of control event, including a merger or other corporate action. Please disclose whether the current merger represents a change in control event, and describe the adjusted pricing terms.
Material Contracts
Just Eat Revolving Credit Facility, page 182

30. Please confirm that you will file the Just Eat Revolving Credit Facility as an exhibit to your proxy/registration statement, or tell us why you do not believe you are required to do
         so. See Item 21(a) of Form F-4 and Item 601(b)(10) of Regulation S-K.
31. We note that the interest rate of the Just Eat Revolving Credit Facility is tied to
         LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on the revolving credit facility. Alternatively, please tell us why you believe you are not required to do so.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Just Eat Takeaway.com Group
Results of Operations, page 196

32. Where you discuss multiple factors contributing to changes in line items, please quantify the contribution of each factor. For example, you disclose on page 200 that "Marketing expenses for legacy businesses for the six-month period ended 30 June 2020 decreased by
         9% to    62 million as compared to the six-month period ended 30 June
2019, as a result of
         synergies from the German Businesses Acquisition and the phasing of brand spending to the second half of 2020 in response to COVID-19" (emphasis added). Please make changes to all periods and segments discussed, where you attribute changes in line items to multiple factors.
33. When providing your Non-IFRS measure of "Adjusted EBITDA margin (%)," here and elsewhere within the filing, please present the comparable IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10
         of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
Impact of COVID-19, page 216

34. We note that "Just Eat Takeaway.com Group provided temporary commission relief in the
         United Kingdom and Canada." Please clarify the type of "commission relief" you
 Jitse Groen
FirstName  LastNameJitse  Groen
Just Eat Takeaway.com   N.V.
Comapany1,
December    NameJust
              2020 Eat Takeaway.com N.V.
December
Page  8    1, 2020 Page 8
FirstName LastName
         provided. For example, disclose whether you implemented a commission cap, reduced percentage, etc. Please disclose whether you expect to continue to provide commission relief in these and other locations in future periods, and whether you expect the Enlarged
         Group to provide any commission relief. Quantify the impact of this commission relief on your operations in the United Kingdom and Canada, if material. As a related matter, we note your disclosure on page 46 that "governments in several of the markets where the
         Just Eat Takeaway.com Group and the Grubhub Group operate introduced emergency orders that limit the commission they can charge their restaurant partners in order to aid the restaurant sector." Please disclose whether these limitations on commissions are still in place, and whether you expect the Enlarged Group to be subject to these commission limitations in future periods.
Information About the Management and Compensation of Just Eat Takeaway.com, page 221

35. You disclose on page 273 that Just Eat Takeaway.com has a two-tier governance system consisting of the Just Eat Takeaway.com Management Board and Just Eat Takeaway.com
         Supervisory Board. While you include disclosure about the individuals on each board in this section, please provide more detail about this two-tier governance system, including the relative roles and duties of the Supervisory Board and Management Board. In this regard, while it appears that some of these duties and roles are described in your
         "Comparison of Shareholder Rights" disclosure, please amend your disclosure in this section to clearly describe how your two-tier governance system operates.
Just Eat Takeaway.com Group Unaudited Pro Forma Condensed Combined Financial Information
5. Adjustments related to the Transaction, page 251

36. Please explain the first table under subheading (b) on page 252. Repurchase of Just Eat Takeaway.com Shares, page 259

37. Please briefly describe the "certain other conditions set out in the resolution," that Just Eat
         Takeaway.com must satisfy in order to repurchase shares during the relevant period.
Jurisdiction and Arbitration, page 272

38. We note your disclosure that the depositary agreement will contain an exclusive jurisdiction provision limiting claims to the federal or state courts in New York City, and that "the depositary bank will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration." Please amend your filing to disclose the extent to which the exclusive jurisdiction provision applies to Securities Act and Exchange Act Claims. Please also amend your filing to include appropriate risk factor disclosure relating to the exclusive jurisdiction and arbitration provisions, including but not limited to, increased costs to bring a claim and that these provisions can
         discourage claims or limit investors    ability to bring a claim in a
judicial forum that they
 Jitse Groen
FirstName  LastNameJitse  Groen
Just Eat Takeaway.com   N.V.
Comapany1,
December    NameJust
              2020 Eat Takeaway.com N.V.
December
Page  9    1, 2020 Page 9
FirstName LastName
         find favorable. As a related matter, we also note your disclosure that "[t]he arbitration provisions of the deposit agreement do not preclude ADS holders from pursuing claims under the Securities Act or the Exchange Act in federal or state courts in the City of New
         York." Please confirm that the deposit agreement will state the extent to which the exclusive jurisdiction and arbitration provisions apply to Securities Act and Exchange Act claims, or tell us how you will inform future investors of the provision's limited applicability.
Jury Trial Waiver, page 272

39. You disclose that the deposit agreement contains a jury trial waiver provision. Please disclose whether and to what extent this provision applies to U.S. federal securities law claims. If the provision applies to U.S. federal securities law claims, please amend your filing to include relevant risk factor disclosure related to the jury trial waiver provision, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit a shareholder's ability to bring a claim in a judicial forum that they find favorable. Please also describe the impact of this provision on claims arising under other, relevant laws, if material. Finally, please disclose whether this provision will apply to purchasers in secondary transactions.
Where You Can Find More Information
Grubhub SEC Filings (File No. 1-36389), page 300

40. Please describe all material changes, if any, in Grubhub's affairs that have occurred since the end of the latest fiscal year, that have not been described in its Form 10-Q filings or
         Form 8-K filings incorporated by reference in the proxy/registration statement. See Item
         10(a) of Form F-4.
Unaudited Interim Condensed Consolidated Financial Statements, page F-2

41. Please revise the column headers to your financial statements to consistently present the manner in which your balances are presented. In this regard, we note your interim statement of profit or loss and footnotes disclose their presentation in millions, whereas the remaining interim financial statements disclose their presentation in thousands.
42. Please revise to clearly mark all pages of your interim financial statements and related footnotes as unaudited.
Notes to the Condensed Consolidated Interim Financial Statements
3. Business Combinations, page F-7

43. Your provisional purchase price allocation results in a material change to your intangible asset balance. Please revise to disclose your intangible asset balances, and impacts to related disclosures as of June 30, 2020. Refer to paragraph 59 of IFRS
3.
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FirstName  LastNameJitse Groen
Just Eat Takeaway.com N.V.
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December    NameJust
             2020 Eat Takeaway.com N.V.
December
Page  10 1, 2020 Page 10
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44. Referencing authoritative literature, please explain your accounting between the date that the Just Eat acquisition was declared wholly unconditional and the control date.
45. Reference is made to page F-8 where you disclose combined revenue and loss as if control had been obtained on 1 January 2020. These amounts have not been adjusted for any additional depreciation and amortisation that would been charged assuming the fair value adjustments had applied from 1 January 2020. Please tell us why these adjustments were not made for this acquisition and other acquisitions in this Registration Statement. Refer to paragraph B64(q)(ii) of IFRS 3.
12. Investments in Associates and Joint Ventures, page F-13

46. Please tell us your consideration of disclosing summarized financial information pursuant to Rule 10-01(b)(1) of Regulation S-X.
Audited Consolidated Financial Statements of the Just Eat Takeaway.com Group Notes to the Consolidated Financial Statements
2 Basis of Preparation
Principal Versus Agent Revenue Recognition, page F-27

47. Please provide your analysis performed in determining Just Eat Takeaway.com to be the principal in providing delivery services. In your response, please tell us your consideration of the guidance in paragraphs B34 through B38 of IFRS 15. In this regard, please discuss your analysis of arrangements prior to your acquisition of the Just Eat Group and tell us of any changes since the acquisition.
3 Revenue
Other revenue, page F-31

48. We note your disclosure that Placement Fees are recorded at the point in time when the transaction is complete. Please tell us the nature of these fees and when you believe the performance obligation has been satisfied. Refer to Paragraphs 31 through 38 of IFRS 15.

         Additionally, we note that Just Eat Limited recognized Placement Fees over time (page F-
         91). In this regard, please tell us how you recognized Just Eat Limited's Placement Fees in your June 30, 2020 unaudited consolidated financial statements. Delivery Fee Revenue, page F-31

49.      You state on page 189 of your filing that delivery orders    carry a
significantly higher
         commission rate.    We further noted that no delivery revenue was
recognized for the year
         ended December 31, 2019. Please tell us your application of paragraphs 73 through 80 of
         IFRS 15 in determining whether to allocate any commission revenue to your delivery services performance obligation both for the annual periods presented, and for the period ended June 30, 2020.
 Jitse Groen
Just Eat Takeaway.com N.V.
December 1, 2020
Page 11
18 Capital and Reserves
Accumulated deficits, page F-56

50. Please explain why the net loss amounts disclosed do not agree to the consolidated financial statements.
Audited Consolidated Financial Statements of the Just Eat Group
Consolidated Balance Sheet, page F-77

51. It appears the reference to audited balance sheets as of December 31, 2019 and 2018 in the introduction and opinion paragraphs of the audit report is inconsistent with the audited balance sheets presented, which include the balance sheet as of as of January 1,
      2018. Please coordinate with the auditor to revise their report to make reference to the appropriate balance sheets covered by the audit report.
Notes to the Consolidated Financial Statements
2. Basis of Preparation
Principal Versus Agent Accounting, page F-81

52. Please provide the analysis performed by Just Eat Limited in determining themselves to be the principal in providing delivery services. In your response, please tell us Just Eat
      Limited's consideration of the guidance in paragraphs B34 through B38 of IFRS 15.
3. Revenue
Delivery Fee Revenue, page F-91

53. Please tell us if the commission rates for delivery orders for Just Eat Limited differed from the commission rates for non-delivery orders. In addition, provide us with Just Eat
      Limited   s application of paragraphs 73 through 80 of IFRS 15 in
determining whether to
      allocate any commission revenue to their delivery services performance obligation.
       You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameJitse Groen
                                                            Division of
Corporation Finance
Comapany NameJust Eat Takeaway.com N.V.
                                                            Office of Trade &
Services
December 1, 2020 Page 11
cc:       G.J. Ligelis Jr.
FirstName LastName